787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

March 3, 2022

VIA EDGAR

David Orlic, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock Municipal Bond Fund, Inc. – BlackRock Impact Municipal Fund
Post-Effective Amendment No. 70 under the Securities Act of 1933 and Amendment No. 68 under the Investment Company Act of 1940 to the Registration Statement on Form N-1A
(File Nos. 002-57354 and 811-02688)

Dear Mr. Orlic:

On behalf of BlackRock Municipal Bond Fund, Inc. (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned and Nicole Ventura of Willkie Farr & Gallagher LLP by telephone on February 2, 2022 regarding Post-Effective Amendment No. 70 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended, and Amendment No. 68 under the Investment Company Act of 1940, as amended, which was filed with the Commission on December 17, 2021, with respect to the BlackRock Impact Municipal Fund (the “Fund”), a new series of the Registrant.

The Staff’s comments have been restated below in italicized text. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Registrant. A Post-Effective Amendment to the Registration Statement (the “Amendment”), which reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement, will be filed at a later date. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

March 3, 2022

Comment No. 1:

With respect to the subsection in the Fund’s Prospectuses entitled “Fund Overview – Key Facts About BlackRock Impact Municipal Fund – Fees and Expenses of the Fund,” please provide the completed fee tables and expense examples at least one week prior to effectiveness of the Amendment.

Response No. 1:	The completed fee tables and expense examples were provided supplementally to the Staff via email on March 3, 2022.

Comment No. 2:	The Staff believes that the use of the word “Impact” in the Fund’s name suggests a type of investment, and therefore the Fund should include an 80% names rule policy that covers “Impact.”

Response No. 2:

The Fund respectfully disagrees with the Staff’s position with respect to the applicability of Rule 35d-1 (the “Names Rule”) to the use of the term “Impact” in the Fund’s name. The Fund notes that the Names Rule requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund’s name. However, in the release adopting the Names Rule (the “Adopting Release”) and the companion release to the Adopting Release, titled “Frequently Asked Questions about Rule 35d-1 (Investment Company Names),” the Staff distinguished terms that suggest an investment objective or strategy, rather than a type of investment, and noted that such terms do not require adoption of an 80% policy pursuant to the Names Rule.[1] The Fund believes that the word “Impact” in the Fund’s name does not suggest a “particular type of investment” subject to the Names Rule, but rather that it reflects the investment process and philosophy utilized by BlackRock in selecting investments for the Fund.

Comment No. 3:	Please confirm that derivatives will be marked-to-market for purposes of the Fund’s 80% investment policy.

Response No. 3:	The Fund confirms that under normal circumstances it intends to value derivatives using the marked-to-market value for purposes of meeting its 80% investment policy.

[1]

See Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001); see also Question #9 in Frequently Asked Questions about Rule 35d-1 (Investment Company Names), available at: https://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm (“[T]he term ‘growth and income’ does not suggest that a fund focuses its investments in a particular type of investment, but rather suggests that a fund invests its assets in order to achieve both growth of capital and current income”).

March 3, 2022

Comment No. 4:	The Staff had the following comments relating to the Fund’s impact strategy:

Comment No. 4a:

The disclosure notes that the Fund intends to focus on investments in education, healthcare, housing, water and sewer, low carbon public power issues and mass transit. What positive and measurable impacts is the Fund seeking to achieve in these areas? Without additional clarity, we do not believe that investors will be able to tell which impacts the Fund is seeking to achieve.

Response No. 4a:

The Fund has considered the Staff’s comment and will make the following revisions to its prospectus disclosure to provide additional clarity to investors (additions underlined; deletions in ~~strikethrough~~):

“BlackRock considers a number of criteria when selecting portfolio securities, including, but not limited to, whether the activities supported by the investment are expected to include positive social externalities, responsible use of proceeds, measurable and clear impacts, benefit to undercapitalized or high social opportunity areas, and alignment with broadly endorsed public policy goals. The Fund’s investments will be focused across themes that align with certain United Nations Sustainable Development Goals (“SDGs”), including, but not limited to, good health and well-being; quality education; clean water and sanitation; affordable and clean energy; industry, innovation, and infrastructure; and sustainable cities and communities. The SDGs are a series of goals published by the United Nations that recognize that ending poverty and other deprivations must go hand-in-hand with improvements in health, education, and economic growth, and reduction in inequalities, while tackling climate change and working to preserve the planet’s oceans and forests. ~~In line with these SDGs, t~~The Fund intends to focus its investments in municipal bond issuers within certain sectors, including but not limited to ~~within~~ the education, healthcare, housing, water and sewer, low-carbon public power issuers, mass transit, and state and local governments sectors. Within these sectors, Fund management applies BlackRock’s municipal impact framework to seek to invest in bonds whose proceeds, in BlackRock’s view, generate positive, measurable social and environmental impacts. Fund management looks to key performance indicators to measure the impact of the Fund’s investments, and the nature of such assessments may vary by sector and over time. For example, within the education sector, Fund management may seek opportunity for impact through projects that aim to improve educational attainment and learning outcomes, innovations in technology to help close learning gaps, providing alternative learning methods and expanded early childhood programs for underserved populations. Within the healthcare sector, Fund management may seek investments that fund projects that work to achieve health equity, provide access to quality healthcare and improved outcomes, reduce the cost of healthcare, increase the capacity of, and improve the resiliency of, healthcare infrastructure. The foregoing examples are for illustration only, and the nature of the impact outcomes sought in a particular sector may vary.”

March 3, 2022

Comment No. 4b:	Please disclose how the Fund will measure whether its investments are “generat[ing] positive, measurable social and environmental impact.”

Response No. 4b:	Please see Response No. 4a above regarding additional disclosure in response to this comment.

Comment No. 4c:	Please disclose whether and where the Fund will tell investors whether these impacts are being achieved.

Response No. 4c:

As disclosed in the prospectus, Fund management applies a proprietary framework to measure the impact of the Fund’s investments. BlackRock plans to make certain reports related to the Fund’s impact metrics and outcomes available to investors on the BlackRock website once the Fund has established an operating history and will continue to evaluate methods to share information regarding achievement of the Fund’s impact objectives with investors. BlackRock respectfully submits that information regarding such supplemental reporting is not required to be included in a fund’s prospectus.

Comment No. 5:	Please disclose whether the stated impacts are prioritized over returns, treated the same as returns, or are secondary to returns.

Response No. 5:

The Fund confirms that, in seeking to achieve the Fund’s investment objective of maximizing income exempt from Federal income taxes while investing (emphasis added) in municipal bonds the proceeds of which Fund management views as generating positive social and environmental impacts, Fund management does not expect to prioritize returns over the stated impacts, or the stated impacts over returns. Rather, Fund management generally views the goals of generating investment returns and seeking to achieve the stated impacts as complementary. The Fund acknowledges, however, that the Fund’s pursuit of the stated impacts may affect returns, and notes that this risk will be disclosed to investors. Specifically, the prospectuses currently disclose that “[t]he Fund may forego opportunities to buy or sell certain investments based on its selection criteria, which may affect the Fund’s exposure to those investments. As a result, the Fund’s results may be lower than other funds that do not seek to invest based on expected impact outcomes.”

The Fund will also make the following clarifying revisions to the relevant sections of the Fund’s prospectuses describing its principal investment strategies:

“The Fund will seek to invest in ~~portfolio securities, primarily~~ municipal bonds~~, (i)~~ that BlackRock believes have the potential to produce attractive Federal tax-free income and ~~(ii)~~ the proceeds of which, in BlackRock’s view, can provide positive and measurable impacts.”

March 3, 2022

Comment No. 6:

The Staff believes it would be more beneficial if the Fund’s principal risks are reordered based on the level of risk, with the most significant risks to the Fund listed first. We note that the former Director of the Division of Investment Management has addressed the practice of some funds of listing risk factors in alphabetical order. See https://www.sec.gov/news/speech/speech-blass-102518.

Response No. 6:

The Fund has considered the Staff’s comment and will reorder its principal risk factors in the Amendment such that several risk factors that the Fund currently considers more significant will be listed at the beginning of the applicable sections of the Fund’s prospectuses. The Fund will continue to consider the ordering of its risk factors.

Comment No. 7:

In the sub-section entitled “Fund Overview—Principal Risks of Investing in the Fund—Debt Securities Risk—Interest Rate Risk,” the disclosure introduces the term “duration.” Please briefly explain that duration is a measure of the price sensitivity of a debt security or portfolio of debt securities to relative changes in interest rates.

Response No. 7:	The Fund will make the following revisions to the “Interest Rate Risk” disclosure in the applicable sections of the Fund’s prospectuses:

“Interest Rate Risk — The market value of bonds and other fixed-income securities changes in response to interest rate changes and other factors. Interest rate risk is the risk that prices of bonds and other fixed-income securities will increase as interest rates fall and decrease as interest rates rise.

The Fund may be subject to a greater risk of rising interest rates due to the current period of historically low rates. For example, if interest rates increase by 1%, assuming a current portfolio duration of ten years, and all other factors being equal, the value of the Fund’s investments would be expected to decrease by 10%. (Duration is a measure of the price sensitivity of a debt security or portfolio of debt securities to relative changes in interest rates.) The magnitude of these fluctuations in the market price of bonds and other fixed-income securities is generally greater for those securities with longer maturities. Fluctuations in the market price of the Fund’s investments will not affect interest income derived from instruments already owned by the Fund, but will be reflected in the Fund’s net asset value. The Fund may lose money if short-term or long-term interest rates rise sharply in a manner not anticipated by Fund management.

[ . . . ]”

March 3, 2022

Comment No. 8:

Please note that the Fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investments should be allocated when determining the Fund’s compliance with its concentration policy

Response No. 8:

The Fund confirms that it will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investments should be allocated when determining the Fund’s compliance with its concentration policy.

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Please do not hesitate to contact me at (212) 728-8147 if you have any questions regarding the foregoing or if you require additional information regarding the Fund.

Respectfully submitted,

/s/ Michael A. DeNiro
Michael A. DeNiro

cc:	Jessica A. Holly, Esq., BlackRock, Inc.
Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP